SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 13)*

Nielsen Holdings plc
(Name of Issuer)

Ordinary shares, par value €0.07 per share
(Title of Class of Securities)

G6518L108
(CUSIP Number)

The WindAcre Partnership LLC

2200 Post Oak Blvd

Suite 1580

Houston, TX 77056

with a copy to:

Eleazer Klein, Esq.

Marc Weingarten, Esq.

Schulte Roth & Zabel LLP

919 Third Avenue

New York, New York 10022

(212) 756-2000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 11, 2022
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box.☒

(Page 1 of 7 Pages)

______________________________

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G6518L108	Schedule 13D/A	Page 2 of 7 Pages

1	NAME OF REPORTING PERSON The WindAcre Partnership LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON -0-
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0% (See Item 4)
14	TYPE OF REPORTING PERSON IA

CUSIP No. G6518L108	Schedule 13D/A	Page 3 of 7 Pages

1	NAME OF REPORTING PERSON The WindAcre Partnership Master Fund LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON -0-
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0% (See Item 4)
14	TYPE OF REPORTING PERSON PN

CUSIP No. G6518L108	Schedule 13D/A	Page 4 of 7 Pages

1	NAME OF REPORTING PERSON Snehal Rajnikant Amin
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON -0-
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0% (See Item 4)
14	TYPE OF REPORTING PERSON IN

CUSIP No. G6518L108	Schedule 13D/A	Page 5 of 7 Pages

The following constitutes Amendment No. 13 (this “Amendment No. 13”) to the Schedule 13D filed by the undersigned on March 14, 2022 with respect to the Ordinary Shares of the Issuer (the “Original Schedule 13D”), as amended by Amendment No. 1 to the Original Schedule 13D, filed with the SEC on March 21, 2022 (“Amendment No. 1”), Amendment No. 2 to the Original Schedule 13D, filed with the SEC on March 30, 2022 (“Amendment No. 2”), Amendment No. 3 to the Original Schedule 13D, filed with the SEC on April 6, 2022 (“Amendment No. 3”), Amendment No. 4 to the Original Schedule 13D, filed with the SEC on April 8, 2022 (“Amendment No. 4”), Amendment No. 5 to the Original Schedule 13D, filed with the SEC on April 11, 2022 (“Amendment No. 5”), Amendment No. 6 to the Original Schedule 13D, filed with the SEC on April 14, 2022 (“Amendment No. 6”), Amendment No. 7 to the Original Schedule 13D, filed with the SEC on April 18, 2022 (“Amendment No. 7”), Amendment No. 8 to the Original Schedule 13D, filed with the SEC on April 25, 2022 (“Amendment No. 8”), Amendment No. 9 to the Original Schedule 13D, filed with the SEC on April 26, 2022 (“Amendment No. 9”), Amendment No. 10 to the Original Schedule 13D, filed with the SEC on May 4, 2022 (“Amendment No. 10”), Amendment No. 11 to the Original Schedule 13D, filed with the SEC on August 3, 2022 (“Amendment No. 11”), and Amendment No. 12 to the Original Schedule 13D, filed with the SEC on August 19, 2022 (“Amendment No. 12,” and together with the Original Schedule 13D, Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4, Amendment No. 5, Amendment No. 6, Amendment No. 7, Amendment No. 8, Amendment No. 9, Amendment No. 10, Amendment No. 11 and this Amendment No. 13, the “Schedule 13D”). This Amendment No. 13 amends the Schedule 13D as specifically set forth herein. Capitalized terms used herein and not otherwise defined in this Amendment No. 13 have the meanings set forth in the Schedule 13D. This Amendment No. 13 amends Items 4 and 5, as set forth below. This Amendment No. 13 is the final amendment to the Schedule 13D and constitutes an “exit filing” for the Reporting Persons. As a result of the consummation of the Acquisition (as defined below), the Reporting Persons no longer beneficially own any Ordinary Shares.

Item 4. PURPOSE OF THE TRANSACTION

Item 4 of the Schedule 13D is hereby amended and supplemented by the addition of the following:

On October 11, 2022, pursuant to the terms of the Transaction Agreement, Purchaser acquired all of the Ordinary Shares of the Issuer, subject to certain exceptions (the “Acquisition”). As a result of the Acquisition, the Issuer became a wholly-owned subsidiary of Parent.

At the effective time of the Acquisition (the “Effective Time”), shareholders of the Issuer ceased to have any rights with respect to the Ordinary Shares, except their rights under the Scheme, including the right to receive the Offer Consideration. Pursuant to the terms of the Commitment Letter, Master Fund purchased a convertible non-interest bearing promissory note in exchange for an aggregate amount of $500 million via contribution of certain of the Ordinary Shares held by Master Fund; immediately following the Effective Time, the convertible non-interest bearing promissory note was converted pursuant to its terms into common equity interests in Holdco and options.

Upon the closing of the Acquisition, the Ordinary Shares that previously traded under the ticker symbol “NLSN” ceased trading on, and were delisted from, the New York Stock Exchange. In addition, the shares will be deregistered under the Act.

CUSIP No. G6518L108	Schedule 13D/A	Page 6 of 7 Pages

The foregoing description of the Transaction Agreement, Commitment Letter, and the transactions respectively contemplated thereby does not purport to be complete and is subject to, and qualified in its entirety by reference to, the full text of (i) the Transaction Agreement, which was filed by the Issuer as Exhibit 2.1 to the Issuer’s Current Report on Form 8-K, filed with the SEC on March 30, 2022, as amended by Amendment No. 1 to Transaction Agreement, which was filed by the Issuer as Exhibit 2.1 to the Issuer’s Current Report on Form 8-K, filed with the SEC on August 19, 2022, and (ii) the Commitment Letter, which was filed by the Reporting Persons as Exhibit G to the Schedule 13D with Amendment No. 12, filed with the SEC on August 19, 2022.

Item 5.	INTEREST IN SECURITIES OF THE ISSUER

Items 5(a), (b), (c) and (e) of the Schedule 13D are hereby amended and restated as follows:

(a) and (b) As a result of the consummation of the Acquisition on October 11, 2022, as of the date hereof, the Reporting Persons have beneficial ownership of 0 Ordinary Shares, constituting 0% of the Ordinary Shares outstanding.

(c) Except for the transactions described in Item 4 of this Amendment No. 13, no transactions in the Ordinary Shares were effected since the filing of Amendment No. 12 by the Reporting Persons.

(e) October 11, 2022.

CUSIP No. G6518L108	Schedule 13D/A	Page 7 of 7 Pages

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

DATE: October 13, 2022

the windacre partnership LLC

/s/ Snehal Amin
Name: Snehal Amin
Title: Managing Member

the windacre partnership master fund Lp By: The WindAcre Partnership LLC

/s/ Snehal Amin
Name: Snehal Amin
Title: Managing Member

/s/ Snehal Amin
SNEHAL AMIN